UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               ANGIODYNAMICS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   03475V 10 1
                                 (CUSIP Number)

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               Noah Klarish, Esq.
                         Noah Klarish & Associates, P.C.
                             1350 Broadway, 25th Fl.
                               New York, NY 10018
                                 (212) 868-3777

                                  May 12, 2005
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box |_|.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

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CUSIP No. 03475V 10 1                      Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Ira Albert
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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               7    SOLE VOTING POWER

                    Less than 5% of the number of outstanding shares of any
                    class of capital stock of the Issuer
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           Less than 5% of the number of outstanding shares of any
    WITH            class of capital stock of the Issuer
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Less than 5% of the number of outstanding shares of any class of capital stock of the Issuer
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14   TYPE OF REPORTING PERSON*

     IN
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

Item 1. Security and Issuer.

            This statement relates to the Common Stock, $.01 value per share (the "Common Stock"), of AngioDynamics, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 603 Queensbury Ave., Queensbury, NY 12804.

Item 2. Identity and Background.

            (a) This statement is filed by (i) Ira Albert, an individual, with respect to shares of the Issuer's Common Stock held by him (including members of his immediate family) and with respect to shares of the Issuer's Common Stock held in investment accounts over which Mr. Albert has discretionary authority, and (ii) Albert Investment Associates, L.P., a Delaware limited partnership (the "Albert Partnership") with respect to shares of the Issuer's Common Stock held by it. Ira Albert and the Albert Partnership shall sometimes be collectively referred to herein as the "Reporting Person." The Reporting Person filed an initial Schedule 13D for an event of November 2, 2004 (the "Initial Schedule"). Except to the extent set forth in this Amendment, the information in the Initial Schedule remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities and Exchange Act of 1934 (the "Securities Exchange Act").

Item 4. Purpose of Transaction.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Item 5. Interest in Securities of the Issuer.

            The Reporting Person currently has beneficial ownership of less than 5% of the outstanding shares of any class of capital stock of the Issuer and is therefore discontinuing any reporting obligation under Section 13(d) of the Securities Exchange Act.

Item 7. Material to be Filed as Exhibits.

            None


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

                                   Signatures

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2005


                                             /s/ Ira Albert
                                             -----------------------------------
                                                          Ira Albert

                                        ALBERT INVESTMENT ASSOCIATES, L.P.
                                    By: ALBERT INVESTMENT STRATEGIES, INC.,
                                             general partner


                                    By:      /s/ Ira Albert
                                             -----------------------------------
                                                    Ira Albert, President


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